UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)*
Under the Securities Exchange Act of 1934

Carmike Cinemas, Inc.
(Name of Issuer) Common Stock, par value $0.03 per share
(Title of Class of Securities) 143436400
(CUSIP Number) Beth R. Kramer Chadbourne & Parke LLP 1301 Avenue of the Americas New York, New York 10019-6022 1 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 14, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒
*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 34 Pages.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 2 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Brothers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,070,341

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,070,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,070,341

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%*

14	TYPE OF REPORTING PERSON
HC

* Based upon 24,598,206 shares of common stock outstanding as of January 29, 2016 as disclosed in the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission on February 29, 2016.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 3 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Master Control LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,070,341

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,070,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,070,341

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%*

14	TYPE OF REPORTING PERSON
HC

* Based upon 24,598,206 shares of common stock outstanding as of January 29, 2016 as disclosed in the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission on February 29, 2016.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 4 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,070,341

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,070,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,070,341

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%*

14	TYPE OF REPORTING PERSON
IA

* Based upon 24,598,206 shares of common stock outstanding as of January 29, 2016 as disclosed in the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission on February 29, 2016.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 5 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher P. Mittleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,070,341

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,070-341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,070,341

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%*

14	TYPE OF REPORTING PERSON
IN, HC

* Based upon 24,598,206 shares of common stock outstanding as of January 29, 2016 as disclosed in the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission on February 29, 2016.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 6 of 34 Pages

This Schedule 13D/A supersedes the Schedule 13D/A as last amended by Amendment No. 1 filed on March 21 2016, filed by Mittleman Brothers, LLC ("Mittleman Brothers"), relating to shares of Common Stock of Carmike Cinemas, Inc. ("Carmike" or the "Issuer").
Item 1.	Security and Issuer.
This Schedule 13D/A (this "Statement") relates to the Common Stock, par value $0.03 per share (the "Common Stock"), of Carmike Cinemas, Inc. ("Carmike" or the "Issuer"), a company existing under the laws of.  The principal executive offices of the Issuer are located at 1301 First Avenue, Columbus, Georgia 31901-2109, telephone (706) 576-3400.

 Item 2.     Identity and Background.

This statement is jointly filed by and on behalf of each of Mittleman Brothers, LLC ("Mittleman Brothers"), Master Control LLC ("Master"), Mittleman Investment Management LLC, an SEC registered investment advisory firm ("MIM"), and Christopher P. Mittleman.  MIM serves as an investment adviser and/or manager to other persons.
Mittleman Investment Management, LLC ("MIM") provides investment advice to institutional clients, high-net-worth individuals, and pooled investment vehicles ("Managed Portfolios").  As a result of its role as investment adviser of the Managed Portfolios, MIM may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such Managed Portfolios.  Mittleman Brothers, LLC ("Mittleman Brothers") is the sole member of Master Control LLC ("Master") and Master is the sole member of MIM.  Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM.
As a result, Mittleman Brothers and Master may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that MIM may have with respect to the Issuer's Common Stock held by the Managed Portfolios.
Mr. Mittleman is the Managing Partner and Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM.
Each of the Reporting Persons declare that the filing of this statement should not be construed as an admission that such person is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

(a) The names of the persons filing this Schedule 13D/A are Mittleman Brothers, LLC, a New York limited liability company ("Mittleman Brothers"), Master Control LLC, a Delaware limited liability company ("Master"), Mittleman Investment Management LLC, a New York limited liability company and an SEC registered investment advisory firm ("MIM"), and Christopher P. Mittleman.  MIM serves as an investment adviser and/or manager to other

CUSIP No. 143436400	SCHEDULE 13D/A	Page 7 of 34 Pages

persons.  Mittleman Brothers, Master, MIM, and Mr. Mittleman are collectively referred to in this Schedule 13D/A as the "Reporting Persons."
(b)	The principal business address of the Reporting Persons is
105 Maxess Road, Suite 207
Melville, New York 11747

(c)	This Schedule 13D/A is filed on behalf of Mittleman Brothers, Master, MIM, and Mr. Mittleman. MIM serves as an investment adviser and/or manager to Managed Portfolios. As a result of its role as investment adviser of the Managed Portfolios, MIM may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such Managed Portfolios. Mittleman Brothers, LLC ("Mittleman Brothers") is the sole member of Master Control LLC ("Master") and Master is the sole member of MIM. Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM. Mr. Mittleman is the Managing Partner and Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM. The principal business of MIM is acting as an SEC registered investment advisor. The principal business of Master and Mittleman Brothers is the control of MIM. The principal business of Mr. Mittleman is serving as the chief investment officer of MIM.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D/A.
(e)	See (d) above.
(f)	Mittleman Brothers and MIM are organized under the laws of the State of New York. Master is organized under the laws of the state of Delaware. Mr. Mittleman is a U.S. citizen.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D/A with respect to any person enumerated in Instruction C of Schedule 13D/A and required to be included in this statement (the "Listed Persons") is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 3.      Source and Amount of Funds or Other Consideration.
To acquire the Common Stock, the Reporting Persons used funds of $50,383,587.09 managed by MIM in managed investment advisory accounts.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 8 of 34 Pages

Item 4.	Purpose of Transaction.
The shares of Common Stock covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Company.

As investors in the Company, the Reporting Persons have had and may continue to have general discussions with representatives of the Company regarding various matters relating to the business and operations of the Company.  The Reporting Persons have also had and may continue to have conversations with other stockholders of the Company. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.
In addition, the Reporting Persons also intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Company's board of directors, changes to the composition of the board of directors, price levels of the common stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, (i) purchasing additional securities of the Company in open market or privately negotiated transactions; (ii) selling all or part of the securities of the Company owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing.  Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D/A. Depending upon

CUSIP No. 143436400	SCHEDULE 13D/A	Page 9 of 34 Pages

the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D/A. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D/A with respect to any person enumerated in Instruction C of Schedule 13D/A and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 10 of 34 Pages

Item 5.	Interest in Securities of the Issuer.

(a)     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

Number of shares as to which each Reporting Person has:
(i) sole power to vote or to direct the vote:
                   See Item 7 on the cover page(s) hereto.

(ii)             shared power to vote or to direct the vote:
                   See Item 8 on the cover page(s) hereto.

(iii)            sole power to dispose or to direct the disposition of:
                   See Item 9 on the cover page(s) hereto.

(iv)             shared power to dispose or to direct the disposition of:
                   See Item 10 on the cover page(s) hereto.

(c)     Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons' knowledge, the Listed Persons are described below.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 11 of 34 Pages

Transaction Date	Effecting Person	Shares Acquired	Shares Disposed	Price Per Share (1)	Description of Transaction
2/17/2016	Mittleman Investment Management LLC		400	20.29	open market
2/22/2016	Mittleman Investment Management LLC		17,000	20.14	open market
2/23/2016	Mittleman Investment Management LLC		2,600	20.00	open market
2/24/2016	Mittleman Investment Management LLC		100	21.14	open market
2/24/2016	Mittleman Investment Management LLC		100	21.14	open market
2/29/2016	Mittleman Investment Management LLC		200	21.62	open market
2/29/2016	Mittleman Investment Management LLC		20	21.96	open market
2/29/2016	Mittleman Investment Management LLC		88	21.96	open market
2/29/2016	Mittleman Investment Management LLC		16	21.96	open market
2/29/2016	Mittleman Investment Management LLC		100	21.96	open market
3/2/2016	Mittleman Investment Management LLC		50	25.17	open market
3/7/2016	Mittleman Investment Management LLC		100	29.42	open market
3/7/2016	Mittleman Investment Management LLC		975	29.41	open market
3/7/2016	Mittleman Investment Management LLC		100	29.42	open market
3/7/2016	Mittleman Investment Management LLC		100	29.43	open market
3/17/2016	Mittleman Investment Management LLC		1,160	N/A	Transfer Out In Kind
4/1/2016	Mittleman Investment Management LLC	4,650		29.97	open market
4/1/2016	Mittleman Investment Management LLC	225		30.00	open market
4/1/2016	Mittleman Investment Management LLC	350		29.99	open market
4/1/2016	Mittleman Investment Management LLC	150		30.02	open market
4/1/2016	Mittleman Investment Management LLC	200		30.01	open market
4/1/2016	Mittleman Investment Management LLC	9,092		29.96	open market
4/1/2016	Mittleman Investment Management LLC	5,750		29.96	open market
4/4/2016	Mittleman Investment Management LLC	700		29.99	open market
4/4/2016	Mittleman Investment Management LLC	1,400		29.97	open market
4/4/2016	Mittleman Investment Management LLC	400		30.01	open market
4/4/2016	Mittleman Investment Management LLC	200		30.00	open market
4/4/2016	Mittleman Investment Management LLC	500		29.97	open market
4/4/2016	Mittleman Investment Management LLC	125		30.03	open market
4/4/2016	Mittleman Investment Management LLC	50		30.13	open market
4/4/2016	Mittleman Investment Management LLC	20		30.40	open market
4/4/2016	Mittleman Investment Management LLC	20		30.40	open market
4/4/2016	Mittleman Investment Management LLC	100		30.04	open market
4/4/2016	Mittleman Investment Management LLC	100		30.04	open market
4/4/2016	Mittleman Investment Management LLC	500		29.97	open market
4/4/2016	Mittleman Investment Management LLC	500		29.97	open market
4/4/2016	Mittleman Investment Management LLC	250		29.99	open market
4/4/2016	Mittleman Investment Management LLC	450		29.97	open market
4/4/2016	Mittleman Investment Management LLC	235		29.99	open market
4/4/2016	Mittleman Investment Management LLC	100		30.04	open market
4/4/2016	Mittleman Investment Management LLC	200		30.00	open market
4/4/2016	Mittleman Investment Management LLC	500		29.97	open market
4/4/2016	Mittleman Investment Management LLC	250		29.99	open market
4/4/2016	Mittleman Investment Management LLC	300		29.98	open market
4/4/2016	Mittleman Investment Management LLC	300		29.98	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 12 of 34 Pages

4/4/2016	Mittleman Investment Management LLC	1,100	29.96	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	400	29.98	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	150	30.01	open market
4/4/2016	Mittleman Investment Management LLC	800	29.97	open market
4/4/2016	Mittleman Investment Management LLC	450	29.97	open market
4/4/2016	Mittleman Investment Management LLC	400	29.98	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	50	30.13	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	150	30.01	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	52	30.13	open market
4/4/2016	Mittleman Investment Management LLC	30	30.25	open market
4/4/2016	Mittleman Investment Management LLC	35	30.21	open market
4/4/2016	Mittleman Investment Management LLC	150	30.01	open market
4/4/2016	Mittleman Investment Management LLC	175	30.01	open market
4/4/2016	Mittleman Investment Management LLC	250	29.99	open market
4/4/2016	Mittleman Investment Management LLC	300	29.98	open market
4/4/2016	Mittleman Investment Management LLC	250	29.99	open market
4/4/2016	Mittleman Investment Management LLC	600	29.97	open market
4/4/2016	Mittleman Investment Management LLC	150	30.01	open market
4/4/2016	Mittleman Investment Management LLC	65	30.09	open market
4/4/2016	Mittleman Investment Management LLC	250	29.99	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	110	30.04	open market
4/4/2016	Mittleman Investment Management LLC	25	30.31	open market
4/4/2016	Mittleman Investment Management LLC	150	30.01	open market
4/4/2016	Mittleman Investment Management LLC	50	30.13	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	1,100	29.96	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	350	29.98	open market
4/4/2016	Mittleman Investment Management LLC	600	29.97	open market
4/4/2016	Mittleman Investment Management LLC	250	29.99	open market
4/4/2016	Mittleman Investment Management LLC	350	29.98	open market
4/4/2016	Mittleman Investment Management LLC	300	29.98	open market
4/4/2016	Mittleman Investment Management LLC	800	29.97	open market
4/4/2016	Mittleman Investment Management LLC	7,000	29.96	open market
4/4/2016	Mittleman Investment Management LLC	5,908	29.96	open market
4/5/2016	Mittleman Investment Management LLC	3,767	29.92	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 13 of 34 Pages

4/5/2016	Mittleman Investment Management LLC	5,000	29.92	open market
4/5/2016	Mittleman Investment Management LLC	5,000	29.92	open market
4/5/2016	Mittleman Investment Management LLC	50,233	29.92	open market
4/6/2016	Mittleman Investment Management LLC	525	29.95	open market
4/6/2016	Mittleman Investment Management LLC	175	29.99	open market
4/6/2016	Mittleman Investment Management LLC	580	29.95	open market
4/6/2016	Mittleman Investment Management LLC	1,600	29.94	open market
4/6/2016	Mittleman Investment Management LLC	660	29.95	open market
4/6/2016	Mittleman Investment Management LLC	350	29.96	open market
4/6/2016	Mittleman Investment Management LLC	750	29.95	open market
4/6/2016	Mittleman Investment Management LLC	100	30.02	open market
4/6/2016	Mittleman Investment Management LLC	20	30.38	open market
4/6/2016	Mittleman Investment Management LLC	85	30.04	open market
4/6/2016	Mittleman Investment Management LLC	450	29.95	open market
4/6/2016	Mittleman Investment Management LLC	1,200	29.94	open market
4/6/2016	Mittleman Investment Management LLC	500	29.95	open market
4/6/2016	Mittleman Investment Management LLC	750	29.95	open market
4/6/2016	Mittleman Investment Management LLC	500	29.95	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	300	29.96	open market
4/6/2016	Mittleman Investment Management LLC	5,000	29.94	open market
4/6/2016	Mittleman Investment Management LLC	100	30.02	open market
4/6/2016	Mittleman Investment Management LLC	430	29.96	open market
4/6/2016	Mittleman Investment Management LLC	980	29.94	open market
4/6/2016	Mittleman Investment Management LLC	461	29.95	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	445	29.96	open market
4/6/2016	Mittleman Investment Management LLC	300	29.96	open market
4/6/2016	Mittleman Investment Management LLC	2,140	29.94	open market
4/6/2016	Mittleman Investment Management LLC	850	29.95	open market
4/6/2016	Mittleman Investment Management LLC	425	29.96	open market
4/6/2016	Mittleman Investment Management LLC	300	29.96	open market
4/6/2016	Mittleman Investment Management LLC	650	29.95	open market
4/6/2016	Mittleman Investment Management LLC	400	29.96	open market
4/6/2016	Mittleman Investment Management LLC	400	29.96	open market
4/6/2016	Mittleman Investment Management LLC	315	29.96	open market
4/6/2016	Mittleman Investment Management LLC	400	29.96	open market
4/6/2016	Mittleman Investment Management LLC	280	29.97	open market
4/6/2016	Mittleman Investment Management LLC	35	30.19	open market
4/6/2016	Mittleman Investment Management LLC	150	29.99	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	300	29.96	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	74	30.06	open market
4/6/2016	Mittleman Investment Management LLC	105	30.02	open market
4/6/2016	Mittleman Investment Management LLC	35	30.19	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 14 of 34 Pages

4/6/2016	Mittleman Investment Management LLC	20	30.38	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	400	29.96	open market
4/6/2016	Mittleman Investment Management LLC	220	29.98	open market
4/6/2016	Mittleman Investment Management LLC	115	30.01	open market
4/6/2016	Mittleman Investment Management LLC	30	30.23	open market
4/6/2016	Mittleman Investment Management LLC	175	29.99	open market
4/6/2016	Mittleman Investment Management LLC	500	29.95	open market
4/6/2016	Mittleman Investment Management LLC	500	29.95	open market
4/6/2016	Mittleman Investment Management LLC	45	30.13	open market
4/6/2016	Mittleman Investment Management LLC	1,000	29.94	open market
4/6/2016	Mittleman Investment Management LLC	50	30.11	open market
4/6/2016	Mittleman Investment Management LLC	20	30.38	open market
4/6/2016	Mittleman Investment Management LLC	75	30.05	open market
4/6/2016	Mittleman Investment Management LLC	250	29.97	open market
4/6/2016	Mittleman Investment Management LLC	40	30.16	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	340	29.96	open market
4/6/2016	Mittleman Investment Management LLC	300	29.96	open market
4/6/2016	Mittleman Investment Management LLC	500	29.95	open market
4/6/2016	Mittleman Investment Management LLC	725	29.95	open market
4/6/2016	Mittleman Investment Management LLC	950	29.94	open market
4/6/2016	Mittleman Investment Management LLC	275	29.97	open market
4/6/2016	Mittleman Investment Management LLC	75	30.05	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	475	29.95	open market
4/7/2016	Mittleman Investment Management LLC	100	30.01	open market
4/7/2016	Mittleman Investment Management LLC	125	29.99	open market
4/7/2016	Mittleman Investment Management LLC	600	29.94	open market
4/7/2016	Mittleman Investment Management LLC	4,600	29.93	open market
4/7/2016	Mittleman Investment Management LLC	50	30.10	open market
4/7/2016	Mittleman Investment Management LLC	541	29.94	open market
4/7/2016	Mittleman Investment Management LLC	225	29.96	open market
4/7/2016	Mittleman Investment Management LLC	3,500	29.93	open market
4/7/2016	Mittleman Investment Management LLC	600	29.94	open market
4/7/2016	Mittleman Investment Management LLC	1,700	29.93	open market
4/7/2016	Mittleman Investment Management LLC	500	29.94	open market
4/7/2016	Mittleman Investment Management LLC	6,000	29.92	open market
4/7/2016	Mittleman Investment Management LLC	600	29.94	open market
4/7/2016	Mittleman Investment Management LLC	3,109	29.93	open market
4/7/2016	Mittleman Investment Management LLC	2,900	29.93	open market
4/7/2016	Mittleman Investment Management LLC	4,700	29.93	open market
4/7/2016	Mittleman Investment Management LLC	6,100	29.92	open market
4/7/2016	Mittleman Investment Management LLC	4,450	29.93	open market
4/7/2016	Mittleman Investment Management LLC	2,400	29.93	open market
4/7/2016	Mittleman Investment Management LLC	2,200	29.93	open market
4/8/2016	Mittleman Investment Management LLC	100	30.04	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 15 of 34 Pages

4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	550	29.96	open market
4/8/2016	Mittleman Investment Management LLC	14	30.60	open market
4/8/2016	Mittleman Investment Management LLC	50	30.13	open market
4/8/2016	Mittleman Investment Management LLC	150	30.01	open market
4/8/2016	Mittleman Investment Management LLC	20	30.39	open market
4/8/2016	Mittleman Investment Management LLC	50	30.13	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	250	29.98	open market
4/8/2016	Mittleman Investment Management LLC	170	30.00	open market
4/8/2016	Mittleman Investment Management LLC	310	29.98	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	750	29.96	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	450	29.97	open market
4/8/2016	Mittleman Investment Management LLC	900	29.96	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	250	29.98	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	2,000	29.95	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	225	29.99	open market
4/8/2016	Mittleman Investment Management LLC	1,100	29.95	open market
4/8/2016	Mittleman Investment Management LLC	150	30.01	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	315	29.97	open market
4/8/2016	Mittleman Investment Management LLC	350	29.97	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	350	29.97	open market
4/8/2016	Mittleman Investment Management LLC	1,500	29.95	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	250	29.98	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	50	30.13	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	100	30.04	open market
4/8/2016	Mittleman Investment Management LLC	175	30.00	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	2,000	29.95	open market
4/8/2016	Mittleman Investment Management LLC	35	30.20	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 16 of 34 Pages

4/8/2016	Mittleman Investment Management LLC	100	30.04	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	800	29.96	open market
4/8/2016	Mittleman Investment Management LLC	250	29.98	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	600	29.96	open market
4/8/2016	Mittleman Investment Management LLC	250	29.98	open market
4/8/2016	Mittleman Investment Management LLC	70	30.07	open market
4/8/2016	Mittleman Investment Management LLC	100	30.04	open market
4/8/2016	Mittleman Investment Management LLC	600	29.96	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	350	29.97	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	30	30.24	open market
4/8/2016	Mittleman Investment Management LLC	150	30.01	open market
4/8/2016	Mittleman Investment Management LLC	100	30.04	open market
4/8/2016	Mittleman Investment Management LLC	1,500	29.95	open market
4/8/2016	Mittleman Investment Management LLC	250	29.98	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	550	29.96	open market
4/8/2016	Mittleman Investment Management LLC	1,300	29.95	open market
4/8/2016	Mittleman Investment Management LLC	1,600	29.95	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	250	29.97	open market
4/11/2016	Mittleman Investment Management LLC	50	30.12	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	70	30.07	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	50	30.12	open market
4/11/2016	Mittleman Investment Management LLC	500	29.96	open market
4/11/2016	Mittleman Investment Management LLC	600	29.95	open market
4/11/2016	Mittleman Investment Management LLC	275	29.97	open market
4/11/2016	Mittleman Investment Management LLC	250	29.97	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 17 of 34 Pages

4/11/2016	Mittleman Investment Management LLC	250	29.97	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	300	29.97	open market
4/11/2016	Mittleman Investment Management LLC	50	30.12	open market
4/11/2016	Mittleman Investment Management LLC	300	29.97	open market
4/11/2016	Mittleman Investment Management LLC	400	29.96	open market
4/11/2016	Mittleman Investment Management LLC	250	29.97	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	50	30.12	open market
4/11/2016	Mittleman Investment Management LLC	1,000	29.95	open market
4/11/2016	Mittleman Investment Management LLC	250	29.97	open market
4/11/2016	Mittleman Investment Management LLC	1,000	29.95	open market
4/11/2016	Mittleman Investment Management LLC	40	30.16	open market
4/11/2016	Mittleman Investment Management LLC	25	30.30	open market
4/11/2016	Mittleman Investment Management LLC	40	30.16	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	150	30.00	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	1,200	29.95	open market
4/11/2016	Mittleman Investment Management LLC	500	29.96	open market
4/11/2016	Mittleman Investment Management LLC	150	30.00	open market
4/14/2016	Mittleman Investment Management LLC	75,000	29.98	open market

(1) Includes brokerage commissions in per share prices with respect to open market purchases.

(d)	Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.
(e)	Not applicable.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D/A with respect to any person enumerated in Instruction C of Schedule 13D/A and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons' knowledge, the Listed Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Company.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 18 of 34 Pages

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D/A with respect to any person enumerated in Instruction C of Schedule 13D/A and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 7.	Material to be Filed as Exhibits.
Exhibit A.	Letter sent by Mittleman Brothers, LLC to the CEO and Board of Directors of Carmike Cinemas, Inc.
Exhibit B.	Joint Filing Agreement
Exhibit C.	Control Person Information
Exhibit D.	Transactions in Carmike Cinemas, Inc. Common Stock Effected by the Reporting Persons in the Past 60 Days

CUSIP No. 143436400	SCHEDULE 13D/A	Page 19 of 34 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: April 15, 2016
MITTLEMAN BROTHERS, LLC By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Member
MASTER CONTROL LLC By: /s/ Philip C. Mittleman Name: Philip C. Mittleman Title: Managing Partner
MITTLEMAN INVESTMENT MANAGEMENT, LLC By: /s/ Laura Kate Garner Name: Laura Kate Garner Title: Chief Compliance Officer
CHRISTOPHER P. MITTLEMAN By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Partner and Chief Investment Officer

CUSIP No. 143436400	SCHEDULE 13D/A	Page 20 of 34 Pages

Exhibit A

April 15, 2016

Roland C. Smith, Chairman of the Board
S. David Passman, III, Chief Executive Officer
Carmike Cinemas Inc.
1301 First Avenue
Columbus, GA 31901-2109

Dear Roland and David,
Mittleman Brothers, LLC ("Mittleman Brothers," "we," or "our"), filed a Schedule 13D/A today in conjunction with an increase in our percentage ownership of Carmike Cinemas, Inc. ("Carmike" or "CKEC") from 7.1% to 8.4% as of yesterday.  As stated in our initial Schedule 13D filing on March 8, 2016 ("Initial 13D"), we remain staunchly opposed to the terms of Carmike's definitive merger agreement with AMC Entertainment Holdings, Inc. ("AMC"), whereby Carmike's stock would be sold to AMC for $30 per share in cash.  We believe that, if approved, the deal would be immensely favorable to AMC's shareholders and grossly unfair to Carmike's shareholders. We reiterate our intent to vote against this deal in its current form, and to encourage all CKEC shareholders to also vote "NO."  Mittleman Brothers does not intend to solicit proxies.
On March 10, 2016, Carmike filed a Schedule 14A ("14A") with the SEC.  In a letter to Carmike dated March 21, 2016, and filed with the SEC in our amended Schedule 13D, ("13D Amendment") we responded to claims made in Carmike's 14A filing, identifying statements that we believe attempt to obfuscate the relatively low valuation at which Carmike's Board agreed to sell Carmike to AMC.  Further, we pointed out our belief that certain claims made by Carmike in the 14A are inconsistent with previous Carmike filings and that CKEC changed its definition of "adjusted EBITDA" in an apparent attempt to mask a low buyout valuation.  We also pointed out in our 13D Amendment how no discernible value was provided for Carmike's 18% stake in Screenvision, the low valuation of CKEC versus comparables, CKEC's shareholders' complete lack of sharing in the immense value of synergies created by the merger, and the questionable timing of the deal, seemingly rushed to coincide with the February stock market selling panic.
On March 30, 2016 Carmike filed with the SEC its Preliminary Proxy Statement / Schedule 14A ("PREM14A") which we believe reveals damaging mistakes in the way that this sale process was carried out, and a fatally flawed fairness opinion.  The PREM14A reveals the following:
AMC Offered to Pay $37 per share in March 2015, after Carmike's adjusted EBITDA for 2014 was $98.3M (-13.5% from 2013).  Carmike Agreed to $30 per share in March 2016, with $135M adjusted EBITDA reported for 2015, an All-Time Record Result.
AMC offered to pay $37 per share (60% cash/40% stock) to CKEC in March 2015, but withdrew the offer shortly thereafter for reasons not clearly defined beyond that they were "no longer interested."  Carmike's adjusted EBITDA for 2014 was $98.3M, down 13.5% from 2013.  Yet, one year later, having reported a record $135M in adjusted EBITDA for FY2015, Carmike responded to AMC's renewed interest by hurriedly accepting an offer of $30 per

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D/A	Page 21 of 34 Pages

share, in all cash.  We find that simply astonishing.  Carmike has claimed that there was no better offer from any other party, but we see that as no reason to accept such an inferior deal.
Perhaps AMC was the only buyer, but Carmike was the only seller.  If the price offered was not attractive, or at the very least fair, then Carmike should have simply walked away, to continue growing the business as you have done so well over the past seven years.  As we pointed out in our Initial 13D, from year-end 2008 to year-end 2015, a seven year period in which industry-wide box office receipts in North America rose from $9.63B to $11.12B (2.1% CAGR), Carmike's sales increased from $473M to $804M (7.9% CAGR), EBITDA rose from $73M to $135M (9.2% CAGR), and the stock price went from $3.65 to $22.94 (30% CAGR).  We believe there was clearly no urgent need to sell for anything less than a very attractive valuation.
Private Equity Buyers Excluded from Pre-Agreement Market Canvas
While it is obvious that private equity/financial buyers would be less likely to produce a competitive deal versus strategic buyers who can reap significant synergies, Carmike describes in the PREM14A that they presumptively excluded this very large group of cash-rich potential buyers from their sale process, which we believe was a huge mistake.  Private equity loves recession-proof, free cash flow generators like Carmike, with modest organic growth that can be accelerated by accretive acquisitions.  As we mentioned in our Initial 13D, the most recent buy-out of a $1B+ enterprise value movie theater company was the London-based Vue Entertainment Ltd., bought out on 9/30/13 for $1.46B, or 8.5x $171M in EBITDA, by two Canadian private equity firms, OMERS Private Equity and Alberta Investment Management Corp.  Impressively, that 8.5x multiple was paid by a private equity group, not a strategic buyer with synergies to lower the ultimate cost.  And 8.5x is a considerably higher valuation than the 7.7x adjusted EBITDA implied by the price AMC, a strategic buyer, is offering CKEC at $30 per share (7.7x adjusted EBITDA of $135.1M in 2015, +$50M for Screenvision).
And after bizarrely excluding private equity from the pre-agreement market canvas, and ultimately dismissing the unsolicited private equity interest CKEC received in December 2015, Carmike's Board compounded their error by agreeing, in negotiation with AMC as a single potential purchaser, to a no-shop agreement, thus excluding this vast potential buyer group, and all others from a post-agreement market check, except for those who would approach unsolicited and willing to absorb the break-up fee.
No Special Committee Established by the Board
While a special committee is not required, it would seem advisable to have created one given the conflict inherent in having a CEO subject to substantial golden parachute compensation as the lead negotiator of the sales effort, with no prior experience in negotiating a public company merger.  The PREM14A shows CEO David Passman's total vested equity equal to $12.2M at $30 per share, with merger-related compensation ("golden parachute") adding $8.4M, a +69% increase to total vested equity at $30 per share.  Regular CKEC holders would need a $50.56 per share (+69% on $30) take-out price to enjoy the same effect.  While we certainly do not begrudge David Passman's well-deserved golden parachute after seven outstanding years of leadership yielding excellent operating results, it cannot be fully condoned in conjunction with such a poor exit package for non-management shareholders.

Board Lacking in Public Company Experience, Chairman Distracted by Other Merger

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D/A	Page 22 of 34 Pages

Only three of Carmike's seven directors (directors Smith, Erwin, and Bell) have ever served on the Board of Directors of another public company besides Carmike.  Chairman of the Board ("COB"), Roland Smith, has the most extensive experience and is the only Board member with significant experience in negotiating a merger of two public companies.  While not necessarily conflicted, we believe that Roland Smith was likely distracted during this time frame as he is also COB and CEO of Office Depot, Inc. ("ODP"), which has been in a high profile battle with the Federal Trade Commission in seeking approval for a merger with Staples, Inc. ("SPLS").  We suspect that Carmike's Board lacked the undivided attention of its Chairman during this critical time, as the PREM14A does not mention Smith, individually, as having participated in the negotiating process. Whereas the ODP/SPLS proxy features Smith as the lead negotiator.  That is understandable given Smith's dual role of COB & CEO at ODP, with his merger-related compensation in the ODP/SPLS merger estimated at $47M, versus only $1.3M in vested equity at stake for him in the CKEC/AMC deal.  Regardless, we believe a far better deal should have been negotiated with AMC, and if Carmike had a fully focused and properly experienced COB during this process, perhaps that would have been achieved.

No Attempt Made to Capture Carmike's Share of Synergies Created by Merger with AMC

The merger between AMC and CKEC creates significant value from both cost savings estimated by AMC to be $35M annually, worth $280M at 8x EBITDA, and an additional roughly $260M in value from new National CineMedia, Inc. ("NCMI") shares issuable to AMC due in part to a 50% increase in screen count from adding Carmike's screens.  That is $540M in value created by synergies in the merger of these two companies, neither of which could accomplish such a feat without the other.  Yet, there is no indication in the PREM14A that the Board of Carmike was striving to receive stock in AMC instead of cash.  AMC's stock, while somewhat more expensive than Carmike's immediately before the deal was announced, was still priced attractively relative to its own intrinsic value.  Receiving stock instead of cash, even at the low-ball price of $30, would have allowed Carmike shareholders to share in some of the value of the synergies and the long-term growth potential of the combined entities.  But in the all-cash deal at $30 per share, Carmike shareholders are cashed out without even obtaining a control premium in terms of a valuation in excess of where their peers trade in the open market.

Value of Carmike's 18% Stake in Screenvision Ignored in Fairness Opinion

As in the initial press release announcing the deal on March 3rd, and all subsequent filings, there has been no mention of the value of Carmike's 18% stake in Screenvision, as if it had simply ceased to exist.  Yet, as we pointed out in our 13D Amendment, Carmike's Screenvision stake, valued at $65M ($2.65 per CKEC share) as recently as 2014 in an aborted takeover, was lauded on a November 4, 2014 quarterly conference call by Carmike's CEO David Passman who said "Regardless of the eventual outcome of the litigation, we believe our investment in Screenvision is immensely valuable and will be monetized for the benefit of Carmike's shareholders."

Meanwhile, Screenvision's sales increased by 4.6% in 2015 to $165M from $158M in 2014 when the buyout of Screenvision was announced, and Screenvision's shareholder equity increased from $67M to $86M in 2015.  So, we think it is unlikely that Screenvision suddenly lost significant value over the past year.  We estimate Screenvision's private market value at $275M, a significant discount to the $375M value for which it had agreed to sell to NCMI in May 2014, because the value of Screenvision will necessarily be much less to a buyer lacking synergies

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D/A	Page 23 of 34 Pages

available to NCMI from a resulting near monopoly in the industry.  A $275M valuation for Screenvision would be approximately 17x the $16M in unlevered free cash flow that Screenvision produced in 2015, a reasonable multiple for a significant player (37% market share) in a unique and growing segment of the out-of-home advertising industry, where ads cannot be skipped by DVRs.  If our estimate of a $275M Enterprise Value for Screenvision is correct, subtracting $20M in net debt provides an equity value of $255M, with Carmike's 18% stake worth $46M, which we optimistically round up to $50M, or about $2.00 per share in value that is not reflected in the valuation multiples discussed in the AMC / CKEC deal.  Screenvision's controlling shareholder, Shamrock Holdings, a private equity firm founded by the late Roy E. Disney, bought 50% of the company in 2010 for $80M ($160M EV) from ITV Plc.  Given that Shamrock has owned Screenvision for nearly six years, another attempt at a liquidity event would not be surprising.  Carmike should not be relinquishing its admittedly valuable stake in Screenvision for no apparent consideration.

Perhaps JP Morgan mistakenly valued Carmike's stake in Screenvision merely by looking at its book value as held on Carmike's balance sheet as an unconsolidated investment under the equity method of accounting, which Carmike shows in its recent 10-K as only $6.96M in value.  If that was the case, and JP Morgan felt no need to separately value such a de minimis portion of the total firm value, we believe that is a mistake that Carmike's Board was obliged to correct in their review of the fairness opinion as part of the Board's duty of care.  As our estimate of fair value for the Screenvision stake would add roughly $2.00 per share to the current $30 offered price, or 6.7%, we view this glaring omission as a major reason why we deem JP Morgan's fairness opinion as fatally flawed, and the acceptance of it by Carmike's Board, as it was delivered orally on the day of the March 3rd Board meeting to vote on the deal, as evidence of a flawed process.

Fairness Opinion Fails to Apply Control Premium to Valuations of Trading Comparables

Another fatal flaw in the fairness opinion is the failure by JP Morgan to add a control premium to the valuations of the four comparable companies they picked as the most relevant trading comparables.  This is required because Carmike is selling control to AMC, and if those comparables were in the process of selling control they would likely be trading at substantially higher valuations.  There is also either an error or a willful omission in the range of EBITDA multiples that JP Morgan's fairness opinion claims it derived from the four publicly traded comparables they chose.  JP Morgan used a very reasonable group of comparable companies for the public trading multiples segment of their fairness report:  AMC, Regal Entertainment Group ("RGC"), Cinemark Holdings, Inc. ("CNK") and Cineplex Inc. ("CGX CN"), but their claim that this group presents a range of EV/EBITDA multiples of 7.0x to 8.0x based on 2016 estimated EBITDA is clearly not accurate.  Bloomberg shows CGX CN at roughly CAD 50.00 per share when the fairness opinion was presented on March 3rd, an EV of CAD 3.48B, which is 12.2x the CAD 285M in EBITDA estimate for 2016 by the brokerage consensus.  So either JP Morgan chose to ignore that 12.2x EBITDA multiple in using a 7.0x – 8.0x range, or they miscalculated it.  Either way, we believe that it is a material error to mention it on the list, but exclude it from the range supposedly derived from that list.  RGC was also outside the range at

8.8x, adjusted for their NCMI stake and its associated earnings and other unconsolidated investments.  So clearly an upper limit of 8.0x here is wrong.

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D/A	Page 24 of 34 Pages

Selected Transaction Analysis in Fairness Opinion Includes Tiny Theater Chains Which are Clearly Not Comparable to Carmike, the 4th Largest Theater Company in the U.S.

JP Morgan chose seventeen transactions as comparables for the AMC/CKEC merger, which is an undervalued $1.1B deal.  But six of those seventeen transactions (35%) are too small to be reasonably considered comparables for the much larger scale of Carmike.  These include Carmike's acquisition of Digiplex ("DCIN") for $50M in May 2014, RGC's purchase of 4 theaters from AMC in 2006 for an estimated value of $60M, Cinemark's purchase of 4 theaters from a distressed seller, Muvico Entertainment, LLC ("Muvico"), in 2009 for estimated value of $55M, Carmike's purchase of 16 theaters from Rave Reviews Cinemas, LLC for $119M (5x EBITDA of $23.6M) in 2012, Carmike's purchase of 9 theaters from Muvico for $31.8M (5.9x EBITDA of $5.4M), and DCIN's purchase of 7 theaters from UltraStar Cinemas in 2012 for $13M (roughly 5.5x EBITDA).  In our opinion, these much smaller, generally low multiple deals have no place in the comparable list of transactions for the merger of the second largest (AMC) and fourth largest (CKEC) theater chains in the U.S.  Including such clearly inappropriate comps as more than one third of the list we believe unfairly reduces the TV/ LTM EBITDA multiple range which JP Morgan derived from that list, at 7.0x to 8.5x, and highlights what we see as an outcome-driven approach to this entire fairness opinion and process.

By relying on what we believe to be a fatally flawed fairness opinion in recommending that shareholders accept the $30 per share cash take-out offer, the Board encourages shareholders to vote in a manner that we believe is clearly contrary to shareholder interests.  If the Board was unaware of these flaws in the fairness opinion at the oral presentation on March 3rd, due to inexperience or over-reliance on JP Morgan or lack of care, the Board can take action now to correct the situation by withdrawing their recommendation that shareholders vote in favor of this merger.  We urge the Board to do so as soon as possible.

Given what we believe to be the deficiencies and fatal flaws in the fairness opinion provided by J.P. Morgan that we have pointed out to you here, flaws that Carmike might have recognized itself had it created its own fairness committee to vet the opinion, rather than using a fairness committee set up by J.P. Morgan, we further call upon the Board of Carmike to exercise the  fiduciary out provision of the merger agreement and withdraw from this merger agreement without incurring the $30M break-up fee.  At the very least, we believe that given the issues we have identified in the fairness opinion, the shareholder vote date should be delayed until such time as a new fairness opinion can be obtained, preferably from an unconflicted firm.

Carmike's 2016 EBITDA Estimate Down 4% vs. Prior, Despite Sales Estimate Up 7.6%

-	December 2015 projections for 2016 Sales $800M, EBITDA $142M (with acquisitions)

-	March 2016 projections for 2016 Sales $861M, EBITDA $136M (with acquisitions)

The change in EBITDA projection from December to March is very difficult to comprehend.  The December 2015 projection envisioned an EBITDA margin of 17.75%, while the March 2016 estimate implies an EBITDA margin of only 15.80%, a nearly 200 basis point decline.  In the

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D/A	Page 25 of 34 Pages

seven years that current management has been in control of Carmike, since early 2009, sales rose annually in five of those seven years, and in those five years when sales were up, adjusted EBITDA was up in four of those years.  That one year in which EBITDA declined in concert with increased sales was 2014, when an initially dilutive acquisition of DCIN added significant costs after it closed in August 2014 just before a weak Q4 2014 industry-wide box office result.  So, unless Carmike is planning another such awkwardly timed (and not particularly cheap) deal in 2016, then a higher sales estimate should bring forth a higher EBITDA estimate, as the results you have achieved over the past seven years have borne out 80% of the time.
Given the above mentioned inconsistencies, incongruities, and outright omissions, we are concerned that there may be an orchestrated attempt underway to make Carmike look less valuable, possibly in hopes that enough undiscerning shareholders will thus vote in favor of the unfairly low $30 per share cash take-out offer from AMC.  We fear such an attempt might next manifest in a lower than expected Q1 2016 report (due out in early May), which would be extremely difficult to imagine.  The U.S. box office receipts were up 12.3% in Q1 2016 on the strength of surprise hits like Deadpool, and Q1 2016 would be the first full quarter in which Carmike's new "tax on top" price hike will have been in effect, further boosting sales significantly.  Given Carmike's history of out-performing the industry on attendance and concessions, Carmike should report absolutely outstanding numbers in Q1 2016.  If we see unusually high operating expenses aggregated into the Q1 results report (i.e., "sandbagging"), we may have to consider moving beyond letter writing to litigation in order to prevent a vote from taking place under such coercive circumstances and outcome-driven obfuscations of Carmike's true earnings power and intrinsic value.  To be perfectly clear, we are not accusing Carmike's Board or management of having done anything nefarious, or of having any plans to do so, but the issues we have noted in this letter are disconcerting, and concern us enough that we felt compelled to speak out.
We have spoken to a large number of Carmike shareholders since we changed our 13G filing to an Initial 13D and first voiced our opposition to the valuation and structure of this deal on March 8th, and we have received unanimously positive feedback regarding our position on this matter from every shareholder with whom we have spoken.  We are highly confident that if this deal does somehow progress to a shareholder vote, our shares will be joined by more than enough other shares voting "no" to reject this ill-advised and unfair merger agreement.
Sincerely,

Chris Mittleman
Managing Partner
Mittleman Brothers, LLC

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D/A	Page 26 of 34 Pages

Exhibit B
Joint Filing Agreement

This will confirm the agreement among the undersigned that the Schedule 13D/A filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Common Stock, par value $0.03 per share, of Carmike Cinemas, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.  This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one in the same instrument.
Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto.  This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.
Date: April 15, 2016	MITTLEMAN BROTHERS, LLC

	By:	/s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Managing Partner

MASTER CONTROL LLC

	By:	/s/ Philip C. Mittleman
Name: Philip C. Mittleman
Title: Authorized Signatory

MITTLEMAN INVESTMENT MANAGEMENT LLC

	By:	/s/ Laura Kate Garner
Name: Laura Kate Garner
Title: Chief Compliance Officer

CHRISTOPHER P. MITTLEMAN

/s/ Christopher P. Mittleman

CUSIP No. 143436400	SCHEDULE 13D/A	Page 27 of 34 Pages

Exhibit C

Control Persons Information

The name and present principal occupation or employment of each director and executive officer, and each person controlling, Mittleman Brothers, Master and MIM is set forth below. The business address of each person named below is 105 Maxess Road, Suite 207, Melville, New York 11747.  Each natural person named below is a citizen of the United States of America.  During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

Name	Title	Principal Occupation	Citizenship
Christopher P. Mittleman	Managing Partner/Chief Investment Officer	Managing Partner/Chief Investment Officer of MIM	United States
David J. Mittleman	Managing Partner/Chief Client Relationship Officer	Managing Partner/Chief Client Relationship Officer of MIM	United States
Philip C. Mittleman	Managing Partner/Chief Operating Officer/Chief Compliance Officer	Managing Partner/Chief Operating Officer/Chief Compliance Officer of MIM	United States

CUSIP No. 143436400	SCHEDULE 13D/A	Page 28 of 34 Pages

Exhibit D

Transactions in Carmike Cinemas, Inc. Common Stock Effected by the Reporting Persons in the Past 60 Days
FOR MITTLEMAN INVESTMENT MANAGEMENT LLC:

Transaction Date	Effecting Person	Shares Acquired	Shares Disposed	Price Per Share (1)	Description of Transaction
2/17/2016	Mittleman Investment Management LLC		400	20.29	open market
2/22/2016	Mittleman Investment Management LLC		17,000	20.14	open market
2/23/2016	Mittleman Investment Management LLC		2,600	20.00	open market
2/24/2016	Mittleman Investment Management LLC		100	21.14	open market
2/24/2016	Mittleman Investment Management LLC		100	21.14	open market
2/29/2016	Mittleman Investment Management LLC		200	21.62	open market
2/29/2016	Mittleman Investment Management LLC		20	21.96	open market
2/29/2016	Mittleman Investment Management LLC		88	21.96	open market
2/29/2016	Mittleman Investment Management LLC		16	21.96	open market
2/29/2016	Mittleman Investment Management LLC		100	21.96	open market
3/2/2016	Mittleman Investment Management LLC		50	25.17	open market
3/7/2016	Mittleman Investment Management LLC		100	29.42	open market
3/7/2016	Mittleman Investment Management LLC		975	29.41	open market
3/7/2016	Mittleman Investment Management LLC		100	29.42	open market
3/7/2016	Mittleman Investment Management LLC		100	29.43	open market
3/17/2016	Mittleman Investment Management LLC		1,160	N/A	Transfer Out In Kind
4/1/2016	Mittleman Investment Management LLC	4,650		29.97	open market
4/1/2016	Mittleman Investment Management LLC	225		30.00	open market
4/1/2016	Mittleman Investment Management LLC	350		29.99	open market
4/1/2016	Mittleman Investment Management LLC	150		30.02	open market
4/1/2016	Mittleman Investment Management LLC	200		30.01	open market
4/1/2016	Mittleman Investment Management LLC	9,092		29.96	open market
4/1/2016	Mittleman Investment Management LLC	5,750		29.96	open market
4/4/2016	Mittleman Investment Management LLC	700		29.99	open market
4/4/2016	Mittleman Investment Management LLC	1,400		29.97	open market
4/4/2016	Mittleman Investment Management LLC	400		30.01	open market
4/4/2016	Mittleman Investment Management LLC	200		30.00	open market
4/4/2016	Mittleman Investment Management LLC	500		29.97	open market
4/4/2016	Mittleman Investment Management LLC	125		30.03	open market
4/4/2016	Mittleman Investment Management LLC	50		30.13	open market
4/4/2016	Mittleman Investment Management LLC	20		30.40	open market
4/4/2016	Mittleman Investment Management LLC	20		30.40	open market
4/4/2016	Mittleman Investment Management LLC	100		30.04	open market
4/4/2016	Mittleman Investment Management LLC	100		30.04	open market
4/4/2016	Mittleman Investment Management LLC	500		29.97	open market
4/4/2016	Mittleman Investment Management LLC	500		29.97	open market
4/4/2016	Mittleman Investment Management LLC	250		29.99	open market
4/4/2016	Mittleman Investment Management LLC	450		29.97	open market
4/4/2016	Mittleman Investment Management LLC	235		29.99	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 29 of 34 Pages

4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	500	29.97	open market
4/4/2016	Mittleman Investment Management LLC	250	29.99	open market
4/4/2016	Mittleman Investment Management LLC	300	29.98	open market
4/4/2016	Mittleman Investment Management LLC	300	29.98	open market
4/4/2016	Mittleman Investment Management LLC	1,100	29.96	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	400	29.98	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	150	30.01	open market
4/4/2016	Mittleman Investment Management LLC	800	29.97	open market
4/4/2016	Mittleman Investment Management LLC	450	29.97	open market
4/4/2016	Mittleman Investment Management LLC	400	29.98	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	50	30.13	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	150	30.01	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	52	30.13	open market
4/4/2016	Mittleman Investment Management LLC	30	30.25	open market
4/4/2016	Mittleman Investment Management LLC	35	30.21	open market
4/4/2016	Mittleman Investment Management LLC	150	30.01	open market
4/4/2016	Mittleman Investment Management LLC	175	30.01	open market
4/4/2016	Mittleman Investment Management LLC	250	29.99	open market
4/4/2016	Mittleman Investment Management LLC	300	29.98	open market
4/4/2016	Mittleman Investment Management LLC	250	29.99	open market
4/4/2016	Mittleman Investment Management LLC	600	29.97	open market
4/4/2016	Mittleman Investment Management LLC	150	30.01	open market
4/4/2016	Mittleman Investment Management LLC	65	30.09	open market
4/4/2016	Mittleman Investment Management LLC	250	29.99	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	110	30.04	open market
4/4/2016	Mittleman Investment Management LLC	25	30.31	open market
4/4/2016	Mittleman Investment Management LLC	150	30.01	open market
4/4/2016	Mittleman Investment Management LLC	50	30.13	open market
4/4/2016	Mittleman Investment Management LLC	100	30.04	open market
4/4/2016	Mittleman Investment Management LLC	1,100	29.96	open market
4/4/2016	Mittleman Investment Management LLC	200	30.00	open market
4/4/2016	Mittleman Investment Management LLC	350	29.98	open market
4/4/2016	Mittleman Investment Management LLC	600	29.97	open market
4/4/2016	Mittleman Investment Management LLC	250	29.99	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 30 of 34 Pages

4/4/2016	Mittleman Investment Management LLC	350	29.98	open market
4/4/2016	Mittleman Investment Management LLC	300	29.98	open market
4/4/2016	Mittleman Investment Management LLC	800	29.97	open market
4/4/2016	Mittleman Investment Management LLC	7,000	29.96	open market
4/4/2016	Mittleman Investment Management LLC	5,908	29.96	open market
4/5/2016	Mittleman Investment Management LLC	3,767	29.92	open market
4/5/2016	Mittleman Investment Management LLC	5,000	29.92	open market
4/5/2016	Mittleman Investment Management LLC	5,000	29.92	open market
4/5/2016	Mittleman Investment Management LLC	50,233	29.92	open market
4/6/2016	Mittleman Investment Management LLC	525	29.95	open market
4/6/2016	Mittleman Investment Management LLC	175	29.99	open market
4/6/2016	Mittleman Investment Management LLC	580	29.95	open market
4/6/2016	Mittleman Investment Management LLC	1,600	29.94	open market
4/6/2016	Mittleman Investment Management LLC	660	29.95	open market
4/6/2016	Mittleman Investment Management LLC	350	29.96	open market
4/6/2016	Mittleman Investment Management LLC	750	29.95	open market
4/6/2016	Mittleman Investment Management LLC	100	30.02	open market
4/6/2016	Mittleman Investment Management LLC	20	30.38	open market
4/6/2016	Mittleman Investment Management LLC	85	30.04	open market
4/6/2016	Mittleman Investment Management LLC	450	29.95	open market
4/6/2016	Mittleman Investment Management LLC	1,200	29.94	open market
4/6/2016	Mittleman Investment Management LLC	500	29.95	open market
4/6/2016	Mittleman Investment Management LLC	750	29.95	open market
4/6/2016	Mittleman Investment Management LLC	500	29.95	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	300	29.96	open market
4/6/2016	Mittleman Investment Management LLC	5,000	29.94	open market
4/6/2016	Mittleman Investment Management LLC	100	30.02	open market
4/6/2016	Mittleman Investment Management LLC	430	29.96	open market
4/6/2016	Mittleman Investment Management LLC	980	29.94	open market
4/6/2016	Mittleman Investment Management LLC	461	29.95	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	445	29.96	open market
4/6/2016	Mittleman Investment Management LLC	300	29.96	open market
4/6/2016	Mittleman Investment Management LLC	2,140	29.94	open market
4/6/2016	Mittleman Investment Management LLC	850	29.95	open market
4/6/2016	Mittleman Investment Management LLC	425	29.96	open market
4/6/2016	Mittleman Investment Management LLC	300	29.96	open market
4/6/2016	Mittleman Investment Management LLC	650	29.95	open market
4/6/2016	Mittleman Investment Management LLC	400	29.96	open market
4/6/2016	Mittleman Investment Management LLC	400	29.96	open market
4/6/2016	Mittleman Investment Management LLC	315	29.96	open market
4/6/2016	Mittleman Investment Management LLC	400	29.96	open market
4/6/2016	Mittleman Investment Management LLC	280	29.97	open market
4/6/2016	Mittleman Investment Management LLC	35	30.19	open market
4/6/2016	Mittleman Investment Management LLC	150	29.99	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 31 of 34 Pages

4/6/2016	Mittleman Investment Management LLC	300	29.96	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	74	30.06	open market
4/6/2016	Mittleman Investment Management LLC	105	30.02	open market
4/6/2016	Mittleman Investment Management LLC	35	30.19	open market
4/6/2016	Mittleman Investment Management LLC	20	30.38	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	400	29.96	open market
4/6/2016	Mittleman Investment Management LLC	220	29.98	open market
4/6/2016	Mittleman Investment Management LLC	115	30.01	open market
4/6/2016	Mittleman Investment Management LLC	30	30.23	open market
4/6/2016	Mittleman Investment Management LLC	175	29.99	open market
4/6/2016	Mittleman Investment Management LLC	500	29.95	open market
4/6/2016	Mittleman Investment Management LLC	500	29.95	open market
4/6/2016	Mittleman Investment Management LLC	45	30.13	open market
4/6/2016	Mittleman Investment Management LLC	1,000	29.94	open market
4/6/2016	Mittleman Investment Management LLC	50	30.11	open market
4/6/2016	Mittleman Investment Management LLC	20	30.38	open market
4/6/2016	Mittleman Investment Management LLC	75	30.05	open market
4/6/2016	Mittleman Investment Management LLC	250	29.97	open market
4/6/2016	Mittleman Investment Management LLC	40	30.16	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	340	29.96	open market
4/6/2016	Mittleman Investment Management LLC	300	29.96	open market
4/6/2016	Mittleman Investment Management LLC	500	29.95	open market
4/6/2016	Mittleman Investment Management LLC	725	29.95	open market
4/6/2016	Mittleman Investment Management LLC	950	29.94	open market
4/6/2016	Mittleman Investment Management LLC	275	29.97	open market
4/6/2016	Mittleman Investment Management LLC	75	30.05	open market
4/6/2016	Mittleman Investment Management LLC	200	29.98	open market
4/6/2016	Mittleman Investment Management LLC	475	29.95	open market
4/7/2016	Mittleman Investment Management LLC	100	30.01	open market
4/7/2016	Mittleman Investment Management LLC	125	29.99	open market
4/7/2016	Mittleman Investment Management LLC	600	29.94	open market
4/7/2016	Mittleman Investment Management LLC	4,600	29.93	open market
4/7/2016	Mittleman Investment Management LLC	50	30.10	open market
4/7/2016	Mittleman Investment Management LLC	541	29.94	open market
4/7/2016	Mittleman Investment Management LLC	225	29.96	open market
4/7/2016	Mittleman Investment Management LLC	3,500	29.93	open market
4/7/2016	Mittleman Investment Management LLC	600	29.94	open market
4/7/2016	Mittleman Investment Management LLC	1,700	29.93	open market
4/7/2016	Mittleman Investment Management LLC	500	29.94	open market
4/7/2016	Mittleman Investment Management LLC	6,000	29.92	open market
4/7/2016	Mittleman Investment Management LLC	600	29.94	open market
4/7/2016	Mittleman Investment Management LLC	3,109	29.93	open market
4/7/2016	Mittleman Investment Management LLC	2,900	29.93	open market
4/7/2016	Mittleman Investment Management LLC	4,700	29.93	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 32 of 34 Pages

4/7/2016	Mittleman Investment Management LLC	6,100	29.92	open market
4/7/2016	Mittleman Investment Management LLC	4,450	29.93	open market
4/7/2016	Mittleman Investment Management LLC	2,400	29.93	open market
4/7/2016	Mittleman Investment Management LLC	2,200	29.93	open market
4/8/2016	Mittleman Investment Management LLC	100	30.04	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	550	29.96	open market
4/8/2016	Mittleman Investment Management LLC	14	30.60	open market
4/8/2016	Mittleman Investment Management LLC	50	30.13	open market
4/8/2016	Mittleman Investment Management LLC	150	30.01	open market
4/8/2016	Mittleman Investment Management LLC	20	30.39	open market
4/8/2016	Mittleman Investment Management LLC	50	30.13	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	250	29.98	open market
4/8/2016	Mittleman Investment Management LLC	170	30.00	open market
4/8/2016	Mittleman Investment Management LLC	310	29.98	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	750	29.96	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	450	29.97	open market
4/8/2016	Mittleman Investment Management LLC	900	29.96	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	250	29.98	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	2,000	29.95	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	225	29.99	open market
4/8/2016	Mittleman Investment Management LLC	1,100	29.95	open market
4/8/2016	Mittleman Investment Management LLC	150	30.01	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	315	29.97	open market
4/8/2016	Mittleman Investment Management LLC	350	29.97	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	350	29.97	open market
4/8/2016	Mittleman Investment Management LLC	1,500	29.95	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	250	29.98	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	50	30.13	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 33 of 34 Pages

4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	100	30.04	open market
4/8/2016	Mittleman Investment Management LLC	175	30.00	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	2,000	29.95	open market
4/8/2016	Mittleman Investment Management LLC	35	30.20	open market
4/8/2016	Mittleman Investment Management LLC	100	30.04	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	800	29.96	open market
4/8/2016	Mittleman Investment Management LLC	250	29.98	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	600	29.96	open market
4/8/2016	Mittleman Investment Management LLC	250	29.98	open market
4/8/2016	Mittleman Investment Management LLC	70	30.07	open market
4/8/2016	Mittleman Investment Management LLC	100	30.04	open market
4/8/2016	Mittleman Investment Management LLC	600	29.96	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	350	29.97	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	30	30.24	open market
4/8/2016	Mittleman Investment Management LLC	150	30.01	open market
4/8/2016	Mittleman Investment Management LLC	100	30.04	open market
4/8/2016	Mittleman Investment Management LLC	1,500	29.95	open market
4/8/2016	Mittleman Investment Management LLC	250	29.98	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/8/2016	Mittleman Investment Management LLC	400	29.97	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	1,000	29.96	open market
4/8/2016	Mittleman Investment Management LLC	200	29.99	open market
4/8/2016	Mittleman Investment Management LLC	550	29.96	open market
4/8/2016	Mittleman Investment Management LLC	1,300	29.95	open market
4/8/2016	Mittleman Investment Management LLC	1,600	29.95	open market
4/8/2016	Mittleman Investment Management LLC	300	29.98	open market
4/8/2016	Mittleman Investment Management LLC	500	29.96	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	250	29.97	open market
4/11/2016	Mittleman Investment Management LLC	50	30.12	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	70	30.07	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 34 of 34 Pages

4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	50	30.12	open market
4/11/2016	Mittleman Investment Management LLC	500	29.96	open market
4/11/2016	Mittleman Investment Management LLC	600	29.95	open market
4/11/2016	Mittleman Investment Management LLC	275	29.97	open market
4/11/2016	Mittleman Investment Management LLC	250	29.97	open market
4/11/2016	Mittleman Investment Management LLC	250	29.97	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	300	29.97	open market
4/11/2016	Mittleman Investment Management LLC	50	30.12	open market
4/11/2016	Mittleman Investment Management LLC	300	29.97	open market
4/11/2016	Mittleman Investment Management LLC	400	29.96	open market
4/11/2016	Mittleman Investment Management LLC	250	29.97	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	50	30.12	open market
4/11/2016	Mittleman Investment Management LLC	1,000	29.95	open market
4/11/2016	Mittleman Investment Management LLC	250	29.97	open market
4/11/2016	Mittleman Investment Management LLC	1,000	29.95	open market
4/11/2016	Mittleman Investment Management LLC	40	30.16	open market
4/11/2016	Mittleman Investment Management LLC	25	30.30	open market
4/11/2016	Mittleman Investment Management LLC	40	30.16	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	150	30.00	open market
4/11/2016	Mittleman Investment Management LLC	100	30.03	open market
4/11/2016	Mittleman Investment Management LLC	1,200	29.95	open market
4/11/2016	Mittleman Investment Management LLC	500	29.96	open market
4/11/2016	Mittleman Investment Management LLC	150	30.00	open market
4/14/2016	Mittleman Investment Management LLC	75,000	29.98	open market

(1)     Includes brokerage commissions in per share prices with respect to open market purchases.